RECEIVED

2008 JUL 29 A 11:22

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

17 July 2008

Office of International Corporate Finance
Securities and Exchange Commission
100F Street, NE
Room 3606, Washington, DC 20549
Tel : (202) 942-8088

08004007

SUPPL

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Yours faithfully,

James Orr
Company Secretary

PROCESSED
JUL 31 2008
THOMSON REUTERS

c.c. Burr Henly, Sullivan & Cromwell
Level 32,
101 Collins Street,
Melbourne 3000

7/30

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 17 July 2008.

Ref.	Title	Date released to ASX
1.	Appointment of Director (Harry Boon)	5 May 2008
2.	Initial Director's Interest Notice (Harry Boon)	9 May 2008
3.	Change in substantial holding from AXA	13 June 2008
4.	Maryvale Mill Back In Operation	16 June 2008
5.	Becoming substantial holder	16 July 2008
6.	Preliminary Unaudited 2008 Profits	17 July 2008

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

ASX RELEASE

17 July 2008

PAPERLINX PRELIMINARY UNAUDITED 2008 PROFITS

PaperlinX announces today that preliminary unaudited reported profit after tax for the 2008 financial year is well within the current range of broker analyst expectations of $63M to $81M.

Results will be reported on 21 August, with a live webcast at 9.30 am available on the PaperlinX website (www.paperlinx.com).

For further information, please contact:

Mr David Lamont
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road,
Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

ASX RELEASE

5 May, 2008

PaperlinX announces Appointment of New Director

The Board of PaperlinX Ltd advises that Mr Harry Boon has been appointed a director of the Company effective today.

Mr Boon is presently Chairman of Tatts Group and Gale Pacific and a director of Toll Holdings and Hastie Group. He was previously Chief Executive Officer and Managing Director of Ansell Ltd.

"We are pleased to have Harry join our Board. He is an experienced Director with a strong background in marketing, sales and manufacturing operations" said Mr David Meiklejohn, Chairman of PaperlinX Ltd.

Enquiries :
David Meiklejohn
Chairman
PaperlinX Ltd
Tel : 61 3 9674 7121

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	PAPERLINX LIMITED
ABN	ACN 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Harry Boon
Date of appointment	5 May 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
-

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & Class of Securities**
V & H Boon Super Fund	15,000 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

+ See chapter 19 for defined terms.

ASIA PACIFIC

Milena Ickeringill
Company Secretary

Phone:61 3 8688 3852
Fax: 61 3 9614 5298

13 June 2008

Australian Securities Exchange
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a notice of change of interests of Substantial Security Holder for PaperlinX Limited.

Yours sincerely

Milena Ickeringill
Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	*PaperlinX Limited*
ACN/ARSN	005 146 350

1. Details of substantial holder (1)

Name	AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Schedule 1.
ACN/ARSN (if applicable)	069 123 011

There was a change in the interests of the substantial holder on	06/06/08
The previous notice was given to the company on	28/03/2008
The previous notice was dated	28/03/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	60,635,944	13.46%	68,883,284	15.22%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Milena Ickeringill Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: Date: 13 June 2008

2008-06-13 ssh paperlinx

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	750 Collins Street. Docklands, Victoria 3008
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
ipac Securities Limited	750 Collins Street. Docklands, Victoria 3008
ipac Asset Management Limited	750 Collins Street. Docklands, Victoria 3008.
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 37, Chifley Tower, 2 Chifley Square, Sydney NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	750 Collins Street. Docklands, Victoria 3008
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
National Mutual Funds Management (Global) Limited	750 Collins Street, Docklands, Victoria 3008
AXA Asia Pacific Holdings Limited	750 Collins Street, Docklands, Victoria 3008
The National Mutual Life Association of Australasia Ltd	750 Collins Street, Docklands, Victoria 3008
ipac Asset Management Ltd	750 Collins Street, Docklands, Victoria 3008
ipac Financial Care Ltd	750 Collins Street, Docklands, Victoria 3008
ipac Portfolio Management Ltd	750 Collins Street, Docklands, Victoria 3008
ipac Group Services Pty Ltd	750 Collins Street, Docklands, Victoria 3008
David Bird Financial Services Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Lidomain Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Walker Lawrence & Associates Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Strategic Planning Partners Pty Ltd	750 Collins Street, Docklands, Victoria 3008
PPS Lifestyle Solutions Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Clientcare Australia (Investments) Pty Ltd	750 Collins Street, Docklands, Victoria 3008
TM Securities Pty Ltd	750 Collins Street, Docklands, Victoria 3008
Monere Financial Planning Limited	750 Collins Street, Docklands, Victoria 3008
SG Portfolio Management Group Pty Ltd	750 Collins Street, Docklands, Victoria 3008
SG (Aust) Holdings Ltd	750 Collins Street, Docklands, Victoria 3008
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	750 Collins Street, Docklands, Victoria 3008
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington

Name	Address
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
HSBC Custody Nominees Ltd Australia as custodian for National Mutual Funds Management Limited	**open**			**20,748,999.00**
	04-Apr-08	BUY	- 621,325.26	291,702.00
	24-Apr-08	BUY	- 1,193,129.70	476,700.00
	07-May-08	BUY	- 642,228.53	256,800.00
	08-May-08	BUY	- 172,220.11	68,194.00
	12-May-08	BUY	- 432,682.15	168,200.00
	13-May-08	BUY	- 24,769.97	9,700.00
	14-May-08	BUY	- 252,828.71	99,500.00
	15-May-08	BUY	- 167,719.29	65,700.00
	19-May-08	BUY	- 324,206.24	127,000.00
				22,312,495.00
HSBC Custody Nominees Ltd Australia as custodian for ipac Securities Limited	**open**			**3,690,870.00**
	04-Apr-08	BUY	- 110,725.92	51,984.00
	24-Apr-08	BUY	- 752,370.02	300,600.00
	07-May-08	BUY	- 87,531.15	35,000.00
	12-May-08	BUY	- 60,452.03	23,500.00
	14-May-08	BUY	- 37,606.69	14,800.00
	15-May-08	BUY	- 24,762.21	9,700.00
				4,126,454.00
Merril Lynch Custodian Nominees as custodian for ipac Securities Limited	**open**			**73,900.00**
	30-May-08	BUY	- 34,931.46	15,300.00
	04-Jun-08	BUY	- 1,005,734.16	447,153.00
				536,353.00
Various Nominees (International AXA Entities) Details not available at time of filing	**open** 29 - 31 Mar			**36,122,175.00**
	Apr-08	BUY		1,799,550.00
	May-08	BUY		761,757.00
	01 - 06 June 08	BUY		3,310,382.00
				41,993,864.00
TOTAL				**68,969,166.00**

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley, Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

STOCK EXCHANGE RELEASE

16 June 2008

MARYVALE MILL BACK IN OPERATION

Operating units at Australian Paper's Maryvale Mill are back in operation following the recent month long shut which was a key part of the final stages of the pulp mill upgrade project started in 2005.

This 4th shutdown was the most complex and a critical part of the Pulp Mill Project. We now have the recovery boilers, chemical plants and pulping processes upgraded in preparation for the new bleach plant. We are seeing operational benefits from this and previous shuts.

The project has one further shorter shut to go when the new ECF (elemental chlorine free) bleach plant will begin operation. This will improve quality, safety and costs, and provide 90,000 tonnes of additional pulp per year.

Commenting on the project, Jim Henneberry, Executive General Manager of Australian Paper, said "This project continues to be challenging, though we are pleased to have completed this most recent and important milestone. The project will provide sound returns, providing many operational, environmental and product benefits."

In addition to this shutdown the new wood yard is in commissioning and the handover process to Price has commenced.

For further information, please contact:

Mr David Shirer
Executive General
Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: PaperlinX Limited

ACN/ARSN/ABN: ABN 70 005 140 350

1. Details of substantial holder (1)

Name: Orbis Investment Management (Australia) Pty Ltd (**Orbis Australia**) and its related bodies corporate as set out in Table 1 of Annexure A (**together Orbis Group**), as investment manager for the funds or investment mandates listed at Table 2 of Annexure A

ACN (if applicable): 112 316 168 (ACN of Orbis Australia)

The holder became a substantial holder on: 15 July 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	22,729,231	5.02%	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure A, Tables 2 and 3		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure A, Tables 2 and 3			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
See Annexure A, Tables 2 and 3				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A, Tables 1 and 2	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Group	C/- Orbis Australia, Level 2 Challis House 4 Martin Place Sydney NSW 2000

Signature

print name Simon Marais

Capacity Authorised Signatory

sign here S Marais

date 16 July 2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

PaperlinX Limited
THIS IS ANNEXURE A OF 2 PAGES REFERRED TO IN THE ABOVE FORM 603

Print name	Simon Marais	Director
Sign here	[signature]	Date 16 July 2008

Table 1 – Related bodies corporate

The following entities are associates of Orbis Australia and each other by virtue of being related bodies corporate.
Orbis Holdings Limited
Orbis World Limited
Orbis Investment Management Limited
Orbis Asset Management Limited
Orbis Administration Limited
Orbis Investment Research Limited
Orbis Investment Management (MIS) Limited
Triple Blue Holdings Limited
Pictet Overseas Trust Corporation and Pictet Trustee Company SA
Orbis Mansfield Street Properties Ltd
Orbis Investment Management (BVI) Limited
Orbis Investment Advisory Pty Limited
Orbis Holdings (Australia) Pty Limited
Orbis Investment Management (Australia) Pty Limited
Orbis Client Services (Canada) Limited
Orbis Holdings (UK) Limited
Orbis Investment Management (Europe) LLP

Table 2 - Funds

An entity within the Orbis Group acts as investment manager for some or all of the assets in the following funds.

No.	Fund name	Investment Manager	Reference Code	Registered Holder	Persons entitled to be registered holder
1	Orbis MIS – Orbis/SM Australia Equity Fund	Orbis Australia	SMEF	HSBC Custody Nominees (Australia) Ltd as nominee of SMEF	HSBC Custody Nominees (Australia) Ltd as nominee of SMEF
2	Warakirri Endeavour Fund	Orbis Australia	SMWK	ANZ Nominees Ltd as nominee of SMWK	ANZ Nominees Ltd as nominee of SMWK
3	Orbis MIS – Orbis Global Equity Fund	OIML	GAPL	HSBC Custody Nominees (Australia) Ltd as nominee of GAPL	HSBC Custody Nominees (Australia) Ltd as nominee of GAPL
4	Orbis Global Equity Fund Limited	OIML	OGEF	Citigroup PTY Ltd as nominee of OGEF	Citigroup PTY Ltd as nominee of OGEF
5	Orbis Optimal SA Fund Limited	OIML	OSAP	Citigroup PTY Ltd as nominee of OSAP	Citigroup PTY Ltd as nominee of OSAP
6	Orbis SICAV –Global Equity Fund	OIML	SGPL	Citigroup PTY Ltd as nominee of SGPL	Citigroup PTY Ltd as nominee of SGPL
7	Orbis Optimal Global Fund LP	OAML	OOLP	HSBC Custody Nominees (Australia) Ltd as nominee of OOLP	HSBC Custody Nominees (Australia) Ltd as nominee of OOLP
8	GA Fund –L Equity Deep Value World TP	OIML	FWEF	ANZ Nominees Ltd as nominee of FWEF	ANZ Nominees Ltd as nominee of FWEF
9	Orbis Asia ex-Japan Fund	OBVIL	XJPL	Citigroup PTY Ltd as nominee of XJPL	Citigroup PTY Ltd as nominee of XJPL
10	Intech Australian Shares High Alpha Trust	Orbis Australia	SMIA	JP Morgan as nominee of SMIA	JP Morgan Nominees Australia Ltd as nominee of SMIA
11	Construction and Building Unions Superannuation Fund	Orbis Australia	SMCB	National Nominees (NAB Custodian Services) as nominee for SMCB	National Nominees Ltd (NAB Custodian Services) as nominee for SMCB

Table 3 – relevant interest

Acquisition date	Reference code	Action	Class	No of security	Consideration
7 July 08 to 15 July 08	SMCB	Buy	Ordinary	4,867,404	$ 8,161,747
5 Feb 07 to 10 July 08	SMEF	Buy and sell	Ordinary	13,640,055	$ 32,722,719
6 June 08 to 8 July 08	SMIA	Buy	Ordinary	1,672,084	$ 3,511,485
12 March 08 to 9 July 08	SMWK	Buy	Ordinary	2,549,688	$ 4,603,183
TOTAL				**22,729,231**	**$ 48,999,134**

END